Business of the Annual Meeting
1.  Consolidated Financial Statements
The consolidated financial statements for the year ended December 31, 2004, together with the reports of the auditor and the actuary on those statements, are found on pages 78 to 120.
2.  Election of the Board of Directors
The 16 nominees for election to the Company’s Board of Directors and their biographies are listed in the section “Board of Directors.” All of the nominees are currently Directors of the Company, except Thomas d’Aquino. David D’Alessandro resigned as a Director effective March 1, 2005 and is not standing for re-election.
Each successful nominee will be elected to the Board of Directors for a term of one year, expiring at the Company’s Annual Meeting in 2006.
Directors’ attendance at Board and Committee meetings held in 2004 is set forth in the section “Board of Directors Meetings Held and Attendance of Directors.”
3.  Appointment of Auditors
The Board of Directors and management propose that the firm of Ernst & Young LLP be appointed as auditor for the 2005 fiscal year. Ernst & Young LLP has served as the Company’s auditor for more than five years. Ernst & Young LLP has complied with the partner rotation requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). For 2004, fees charged by Ernst & Young LLP to the Manulife Financial group of companies were $26.3 million, compared with $10.6 million in 2003. The increase in fees is due to the merger with John Hancock and primarily relates to annual audit fees of the new subsidiaries as well as fees incurred with respect to the transaction itself.

	Year ended	Year ended
(Canadian $ in millions(1))	December 31, 2004	December 31, 2003

Audit fees	$23.9	$7.5
Audit-related fees	1.1	0.5
Tax fees	0.9	2.2
All other fees	0.4	0.4

	$26.3	$10.6

(1)	All figures reported in this Proxy Circular and the Annual Report are in Canadian currency, unless otherwise indicated.
Audit Fees
Fees for audit services totalled approximately $23.9 million in 2004 and approximately $7.5 million in 2003, including fees associated with the annual audit, the reviews of the Company’s quarterly reports, statutory audits and regulatory filings.
Audit-Related Fees
Fees for audit-related services totalled approximately $1.1 million in 2004 and approximately $0.5 million in 2003. Audit-related services principally include due diligence in connection with mergers and acquisitions, audits in connection with proposed or consummated acquisitions, and consultations concerning financial accounting and reporting standards.
Tax Fees
Fees for tax services totalled approximately $0.9 million in 2004 and approximately $2.2 million in 2003. Fees for tax services include tax compliance, tax planning and tax advice services.
All Other Fees
Fees for all other services not included above totalled approximately $0.4 million in 2004 and $0.4 million in 2003.
The Company has complied with applicable rules regulating the provision of non-audit services to the Company by its external auditor. All audit and non-audit services provided to the Company by Ernst & Young LLP have been pre-approved by the Audit and Risk Management Committee (the “Audit Committee”). The Audit Committee has reviewed the magnitude and nature of these services to ensure that they are compatible with maintaining the independence of the external auditor.
4.  Shareholder Proposals
Shareholder proposals that have been submitted for consideration at the Annual Meeting can be found in Appendix “A” of this Proxy Circular.
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Board of Directors
The following provides background information on the nominees proposed for election to the Board of Directors of the Company. All successful nominees for the Board of Directors are elected for a term of one year, expiring at the next Annual Meeting.

Arthur R. Sawchuk Age: 69 Residency: Toronto, Ontario, Canada Director Since(1): 1993 Common Shareholdings(2): Current: 22,000 2004: 22,000 DSUs(3): Current: 12,796 2004: 9,320 Stock Options: 5,000	Arthur Sawchuk is Chairman of the Board. Mr. Sawchuk retired from DuPont Canada Inc. as Executive Chairman. He also serves as a director of Manitoba Telecom Services Inc., Bowater Inc. and the Canadian Institute for Advanced Research. In the past five years, Mr. Sawchuk served as a director of the following publicly traded company: Trimac Corporation. Mr. Sawchuk chairs the Corporate Governance and Nominating Committee, is Vice-Chair of the Management Resources and Compensation Committee, and is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

Dominic D’Alessandro Age: 58 Residency: Toronto, Ontario, Canada Director Since: 1994 Common Shareholdings: Current: 281,250 2004: 281,250 DSUs: Current: 277,572 2004: 208,849	Since Dominic D’Alessandro’s appointment as President and Chief Executive Officer in 1994, Manulife Financial has undergone a dramatic expansion of its operations and has emerged as one of the world’s leading life insurers. Mr. D’Alessandro is also very active in community affairs. In recognition of his achievements, Mr. D’Alessandro was voted Canada’s Most Respected CEO in 2004 by his peers and was named Canada’s Outstanding CEO for 2002. He was made an Officer of the Order of Canada in 2003. In the past five years, Mr. D’Alessandro served as a director of the following publicly traded companies: Hudson’s Bay Company and Trans Canada Pipelines.

Kevin E. Benson(4) Age: 58 Residency: Wheaton, Illinois, U.S.A. Director Since: 1995 Common Shareholdings: Current: 5,320 2004: 5,320 DSUs: Current: 9,932 2004: 6,734 Stock Options: 3,000	Kevin Benson is President and Chief Executive Officer and a director of Laidlaw International Inc., a transportation services company. He has previously served as President and Chief Executive Officer of The Insurance Corporation of British Columbia, as President of The Jim Pattison Group, and as President and Chief Executive Officer of Canadian Airlines. In the past five years, Mr. Benson served as a director of the following publicly traded companies: Canadian Airlines International and Swiss Airlines. Mr. Benson is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

John M. Cassaday Age: 51 Residency: Toronto, Ontario, Canada Director Since: 1993 Common Shareholdings: Current: 20,000 2004: 20,000 DSUs: Current: 7,977 2004: 5,626 Stock Options: 3,000	John Cassaday is President and Chief Executive Officer of Corus Entertainment Inc. Corus is Canada’s leader in specialty television and radio and is a global leader in the production of children’s animation. He also serves as a director of Sysco Corporation and Masonite International Corporation. Mr. Cassaday is also Chairman of the Board of St. Michael’s Hospital. In the past five years, Mr. Cassaday served as a director of the following publicly traded company: Loblaw Companies Limited. Mr. Cassaday is a member of the Corporate Governance and Nominating Committee.

Lino J. Celeste Age: 67 Residency: Saint John, New Brunswick, Canada Director Since: 1994 Common Shareholdings: Current: 6,300 2004: 6,300 DSUs: Current: 4,291 2004: 2,998 Stock Options: 3,000	Lino Celeste is past Chairman of Aliant Inc., the merged Atlantic Provinces Telephone Companies. Prior to assuming the Chairmanship, Mr. Celeste was President and Chief Executive Officer of NBTel. He also serves as a director of NB Power and as Chairman of the Greater Saint John Community Foundation, a charitable organization. In the past five years, Mr. Celeste did not serve as a director of any other publicly traded company. Mr. Celeste is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

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Gail C.A. Cook-Bennett(5) Age: 64 Residency: Toronto, Ontario, Canada Director Since: 1978 Common Shareholdings: Current: 7,500 2004: 7,500 DSUs: Current: 4,023 2004: 2,847 Stock Options: 3,000	Gail Cook-Bennett is Chairperson of the Canada Pension Plan Investment Board. She also serves as a director of Petro-Canada and Emera Inc. Dr. Cook-Bennett has been a professor at the University of Toronto, a director of the Bank of Canada, a member of the Trilateral Commission and an active volunteer in several organizations. She is a Fellow of the Institute of Corporate Directors. In the past five years, Dr. Cook-Bennett served as a director of the following publicly traded company: Transcontinental Inc. Dr. Cook-Bennett is a member of the Management Resources and Compensation Committee.

Thomas P. d’Aquino(6) Age: 64 Residency: Rockcliffe Park, Ottawa, Ontario, Canada Common Shareholdings: Current: 1,800	Thomas d’Aquino is Chief Executive and President of the Canadian Council of Chief Executives (“CCCE”), a research and advocacy group composed of 150 chief executives of Canada’s leading enterprises. He has served as a Special Assistant to the Prime Minister of Canada and as the founder and chief executive of Intercounsel Limited, a firm specializing in the execution of domestic and international business transactions and in advising chief executives on public policy strategies. He also served as an international trade lawyer and as an Adjunct Professor of Law lecturing on the law of international business transactions, trade and the regulation of multinational enterprise. Mr. d’Aquino is active on numerous non-profit boards and advisory committees both nationally and internationally. He is Chair of the CCCE’s North American Security and Prosperity Initiative and has spearheaded past CCCE task forces on competitiveness, taxation, international trade, the environment and corporate governance. He is currently Chair of Lawrence National Centre for Policy and Management at the Richard Ivey School of Business and he also chairs The National Gallery of Canada Foundation. In the past five years, Mr. d’Aquino did not serve as a director of any publicly traded company.

Richard B. DeWolfe(7) Age: 61 Residency: Westwood, Massachusetts, U.S.A. Director Since: 2004 Common Shareholdings: Current: 5,058 DSUs: Current: 2,280 Stock Options: 17,779	Richard DeWolfe is Managing Partner of DeWolfe & Company, LLC, a real estate consulting firm. He is also a director of The Boston Foundation; Trustee of Boston University; Trustee of the 17136 Marine Biological Laboratory, Woods Hole, MA and a director of The National Conference for Community and Justice. He was formerly Chairman and CEO of The DeWolfe Companies, Inc., the largest homeownership organization in New England, which was listed on the American Stock Exchange and acquired by Cendant Corporation in 2002. Mr. DeWolfe was formerly Chairman and Founder of Reliance Relocations Services, Inc. (“RELO”) and was formerly Chairman of the Board of Trustees, Boston University. In the past five years, Mr. DeWolfe served as a director of the following publicly traded companies: John Hancock Financial Services, Inc. and Response USA, Inc. Mr. DeWolfe is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

Robert E. Dineen, Jr. Age: 64 Residency: New York, New York, U.S.A. Director Since: 1999 Common Shareholdings: Current: 14,500 2004: 14,500 DSUs: Current: 12,482 2004: 9,150 Stock Options: 3,000	Robert Dineen is a Partner of Shearman & Sterling LLP, a leading international law firm headquartered in New York, specializing in complex, cross-border financial transactions. He also serves as a director of Nova Chemicals Corporation. In the past five years, Mr. Dineen did not serve as a director of any other publicly traded company. Mr. Dineen is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

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Pierre Y. Ducros Age: 65 Residency: Outremont, Quebec, Canada Director Since: 1999 Common Shareholdings: Current: 27,800 2004: 27,800 DSUs: Current: 8,633 2004: 6,205 Stock Options: 3,000	Pierre Ducros is President, P. Ducros & Associates Inc. in Montréal. Previously, he was Chairman, President and Chief Executive Officer of DMR Group Inc. and Vice-Chairman of the Task Force on The Future of The Canadian Financial Services Sector (MacKay Task Force). Mr. Ducros also serves as a director of Emergis Inc., Cognos Incorporated, Nstein Technologies Inc., and eNGENUITY Technologies Inc. In the past five years, Mr. Ducros served as a director of the following publicly traded companies: Alliance Atlantis Communications Inc., BAE Systems Canada Inc. and NovAtel Inc. Mr. Ducros is a member of the Corporate Governance and Nominating Committee.

Allister P. Graham(8) Age: 68 Residency: Toronto, Ontario, Canada Director Since: 1996 Common Shareholdings: Current: 25,224 2004: 25,224 DSUs: Current: 8,269 2004: 5,815 Stock Options: 3,000	Allister Graham is the former Chairman and Chief Executive Officer of The Oshawa Group Limited. Currently, he serves as the Chairman of Nash Finch Company, a U.S. wholesale/ retail food distributor. Mr. Graham is also a trustee of the Associated Brands Income Trust. He is a previous Chairman of the Retail Council of Canada and Food Distributors International of Washington, D.C. In the past five years, Mr. Graham served as a director of the following publicly traded company: Dylex Ltd. Mr. Graham is a member of the Audit and Risk Management Committee and the Conduct Review and Ethics Committee.

Thomas E. Kierans(5)(9) Age: 64 Residency: Toronto, Ontario, Canada Director Since: 1990 Common Shareholdings: Current: 30,681 2004: 30,681 Stock Options: 3,000	Thomas Kierans is Chairman of CSI-Global Education Inc., a for-profit financial education institution. Before assuming this position he was the Chairman of The Canadian Institute for Advanced Research in Toronto. Mr. Kierans has also been President and Chief Executive Officer of the C.D. Howe Institute and President of McLeod Young Weir Limited (later ScotiaMcLeod Inc.). Mr. Kierans is also Chairman of the Board of the Toronto International Leadership Centre for Financial Sector Supervision and also of The Canadian Journalism Foundation. He serves as a director and advisor to several other companies, including BCE Inc., Bell Canada and Petro-Canada. In the past five years, Mr. Kierans served as a director of the following publicly traded companies: First Marathon Inc., Inmet Mining Corporation, IPSCO Inc., Teleglobe Inc. and Moore Corporation Limited. Mr. Kierans chairs the Audit and Risk Management Committee and the Conduct Review and Ethics Committee and is a member of the Corporate Governance and Nominating Committee.

Lorna R. Marsden Age: 63 Residency: Toronto, Ontario, Canada Director Since: 1995 Common Shareholdings: Current: 19,332 2004: 19,332 DSUs: Current: 4,047 2004: 2,837 Stock Options: 3,000	Lorna Marsden is President and Vice Chancellor and a member of the Board of Governors of York University. A former member of the Senate of Canada, she serves as a director of several Canadian companies. Dr. Marsden is also active in non-profit organizations including Canada World Youth. In the past five years, Dr. Marsden served as a director of the following publicly traded company: Westcoast Energy Inc. Dr. Marsden is a member of the Management Resources and Compensation Committee.

Hugh W. Sloan, Jr. Age: 64 Residency: Bloomfield Village, Michigan, U.S.A. Director Since: 1985 Common Shareholdings: Current: 7,210 2004: 7,210 DSUs: Current: 6,622 2004: 4,875 Stock Options: 3,000	Hugh Sloan is Deputy Chairman of the Woodbridge Foam Corporation, a manufacturer of foam products. Mr. Sloan serves as a director of a number of Canadian and American corporate, community and charitable organizations, including Wescast Industries Inc. and Virtek Vision International Inc. He is a former Staff Assistant to President Richard Nixon and a former Trustee of Princeton University. In the past five years, Mr. Sloan did not serve as a director of any other publicly traded company. Mr. Sloan chairs the Management Resources and Compensation Committee and is a member of the Corporate Governance and Nominating Committee.

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Gordon G. Thiessen Age: 66 Residency: Ottawa, Ontario, Canada Director Since: 2002 DSUs: Current: 7,034 2004: 4,593 Stock Options: 3,000	Gordon Thiessen joined the Board following a distinguished career with the Bank of Canada that began in 1963 and culminated in a seven-year term as the Bank’s Governor. He is Chairman of the Canadian Public Accountability Board, the oversight body for the auditing profession in Canada. Mr. Thiessen also serves as a director of IPSCO Inc. and the Institute for Research on Public Policy. In the past five years, Mr. Thiessen did not serve as a director of any other publicly traded company. Mr. Thiessen is a member of the Management Resources and Compensation Committee.

Michael H. Wilson Age: 67 Residency: Toronto, Ontario, Canada Director Since: 1995 Common Shareholdings: Current: 25,000 2004: 25,000 DSUs: Current: 8,242 2004: 5,845 Stock Options: 3,000	Michael Wilson is Chairman of UBS Canada, an investment firm. Prior to July 2000, Mr. Wilson was Vice-Chairman and a director of RBC Dominion Securities Inc. in Toronto. He has been the Federal Minister for Finance, Industry, Science & Technology, and International Trade in the Government of Canada. Mr. Wilson also serves as a director of BP p.l.c. He is Chairman of Neuroscience Canada Foundation, Canadian Coalition for Good Governance and was Chairman of the Mental Health Implementation Task Force for Toronto and Peel. In the past five years, Mr. Wilson served as a director of the following publicly traded companies: Inscape Corporation and Rio Algom Ltd. He was also a trustee of ACS Trust. Mr. Wilson is a member of the Management Resources and Compensation Committee.

(1)	“Director Since” prior to 1999, refers to the year the Director was first elected to the Board of Manufacturers Life. When Manufacturers Life demutualized, it became a wholly owned subsidiary of the Company.
(2)	“Common Shareholdings” refers to the number of Common Shares over which control or direction is exercised by the Director, as at March 16, 2005 and March 10, 2004, respectively.
(3)	“DSUs” refers to the number of deferred share units held by the Director as at March 16, 2005 and March 10, 2004, respectively.
(4)	Kevin E. Benson was President and Chief Executive Officer of Canadian Airlines International (“CAI”) prior to March 2000. CAI initiated proceedings under the Companies Creditors Arrangement Act (“CCAA”) and applicable bankruptcy protection statutes in the United States on March 24, 2000.
(5)	Gail C.A. Cook-Bennett and Thomas E. Kierans also serve together on the board of Petro-Canada.
(6)	Thomas P. d’Aquino will be a nominee as a Director for the first time on May 5, 2005.
(7)	Richard B. DeWolfe was granted stock options under the John Hancock Non-Employee Directors’ Long-Term Incentive Plan, which were converted into stock options of the Company following the merger with John Hancock. For more information on the John Hancock Plans, see the section “Mid-Term and Long-Term Incentives Relating to the Merger.” Mr. DeWolfe was a director of Response USA, Inc. (“Response”) until October 2000. In May of 2001, Response commenced proceedings under applicable bankruptcy statutes in the United States.
(8)	Allister P. Graham was a director of Dylex Limited (“Dylex”) until May 2001. In August 2001 Dylex initiated proceedings under CCAA and certain creditors filed petitions in bankruptcy. In September 2001 a receiving order was made against Dylex and a trustee in bankruptcy was appointed.
(9)	Thomas E. Kierans was a director of Teleglobe Inc. (“Teleglobe”) until April 23, 2002. On May 15, 2002, Teleglobe announced that it had obtained creditor protection under the CCAA and that it had initiated ancillary filings in the United States and the United Kingdom.
Shareholdings of Board Members and Senior Officers(1) as at March 16, 2005

•	Equity participation in the Company by Directors: 100%

•	Total number of Common Shares held by:

•	All Directors 497,175

•	All non-employee Directors 215,925

•	Senior Officers 728,767

•	Total number of DSUs held by:

•	All Directors 374,200

•	All non-employee Directors 96,628

•	Senior Officers 886,491

•	Total value(2) of Common Shares and DSUs held by:

•	All Directors $50,278,337.50

•	All non-employee Directors $18,034,308.10

•	Senior Officers $93,200,386.60

(1)	“Senior Officers” include the President and Chief Executive Officer, Senior Executive Vice Presidents and Executive Vice Presidents of the Company, and any Senior Vice President or Vice President who is in charge of a principal business unit of the Company or has access to material information of the Company before it is publicly disclosed.
(2)	Values are based on the closing price of Common Shares on the Toronto Stock Exchange (the “TSX”) as at March 16, 2005: $57.70.
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Statement of Corporate Governance Practices
The Company’s corporate governance practices meet or exceed the standards set out in the Insurance Companies Act (Canada) (the “Act”), the Toronto Stock Exchange Guidelines for Improved Corporate Governance in Canada (the “TSX Guidelines”), and comply with the requirements of SOX and any SEC rules thereunder, the domestic issuer standards of the New York Stock Exchange Corporate Governance Rules (the “NYSE Rules”) and Canadian Securities Administrators Multilateral Instruments 52-109 and 52-110 (“CSA Instruments”).
There are no differences between the Company’s corporate governance practices and the domestic issuer requirements of the NYSE Rules. The Company also complies with the recently proposed corporate governance guidelines and corporate governance disclosure requirements recommended by Canadian Securities Administrators under National Policy 58-201 and National Instrument 58-101 (“CSA Guidelines”).
The following Statement of Corporate Governance Practices outlines the Company’s approach to governance and, where appropriate, highlights achievements in developing the Company’s corporate governance program.

Guideline	Manulife Financial Practice

Mandate of the Board of Directors Insurance Companies Act TSX Guidelines NYSE Rules CSA Guidelines	The Board of Directors of the Company is responsible for the stewardship of the Company and for the supervision of the management of the business and affairs of the Company. The Board’s general responsibilities are set out in this Board Mandate, and are communicated to Directors through the Company’s Directors’ Manual: Duties and Responsibilities of the Board of Directors of Manulife Financial. The Mandate of the Board is:

 1. Understanding and meeting the duties and performance standards expected of the Board and each Director under (i) the Company’s governing statute, the Act, (ii) other applicable statutes and regulatory regimes, and (iii) the expectations of shareholders and stakeholders of the Company;

 2. Adopting and annually approving a strategic planning process for the Company under which the Board reviews (i) the opportunities and risks of the Company’s businesses, (ii) the operational structure of the Company and its subsidiaries, including through review of the Company’s lines of business, and (iii) frequent input from management on the continuing development of and the Company’s performance against the strategic plan;

 3. Monitoring appropriate procedures for identifying the principal risks of the Company’s business, implementing appropriate systems to address these risks, and receiving frequent updates on the status of risk management activities and initiatives;

 4. Supervising the succession planning processes at the Company, including the selection, appointment, development, evaluation and compensation of the Chair of the Board, the Chief Executive Officer (“CEO”) and the senior management team;

 5. Creating a culture of integrity throughout the Company, with specific emphasis on review of the CEO and other executive officers of the Company, and promoting that culture of integrity both through the actions of the Board and its individual Directors and through the Board’s interaction with, and expectations of, management;

 6. Ensuring the integrity of the Company’s internal controls and management information systems by establishing appropriate internal and external audit and control systems and by receiving frequent updates on the status of those systems;

 7. Considering and approving all Company activities related to major capital expenditures, raising capital, allocation of resources to the Company’s lines of business, organizational restructurings and other major financial activities as set out in the Company’s Administrative Resolutions and Investment Policy;

 8. Regularly reviewing the Company’s Disclosure Policy and approving all material disclosure items prior to disclosure in accordance with the Disclosure Policy;

 9. Monitoring and overseeing the recruitment and training of senior management and the general development of the Company’s human resources;

10. Overseeing the development of the Company’s approach to corporate governance;

11. Developing and communicating the Board’s expectations to individual Directors as they are updated and refined; and

12. Receiving feedback from stakeholders via shareholder proposals, communications to the non-management group of Directors (which may be sent to the independent Chair of the Board in care of the Corporate Secretary) and review of any concerns received under the Protocol for Receipt and Treatment of Complaints and Employee Concerns.

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Guideline	Manulife Financial Practice

The Board’s independence is fundamental to its stewardship role and its effectiveness TSX Guidelines NYSE Rules CSA Guidelines	The key to fulfilling its oversight role is the Board’s independence. All but one member of the current Board is “unrelated” under Section 473(3) of the TSX Guidelines and independent under Section 2 of the NYSE Rules, Section 301 of SOX and Section 1.2 of the CSA Guideline. Dominic D’Alessandro, the Company’s President and CEO is not unrelated or independent. The Board has determined that no other Director is in a relationship with the Company that would cause the Director to lose his or her status as unrelated or independent.

Membership standards for Board Committees have been developed TSX Guidelines NYSE Rules CSA Instruments CSA Guidelines	The Board relies heavily on its Committees to fulfill its mandate and meet its responsibilities. Committees of the Board allow Directors to share responsibility and devote the necessary resources to a particular area or issue.

All Committees of the Board are comprised solely of unrelated and independent Directors. Each standing Committee has a written Charter setting out its mandate. These Charters are available on the Company’s web site at www.manulife.com or by writing to the Company’s Corporate Secretary.

All Committees prepare annual objectives, plans and agendas. A scorecard of each Committee’s compliance with its Charter is available on the Company’s web site. Each Committee is required to report and seek approvals as required from the Board after each of its meetings. Committees meet without any members of management present (“in camera”) at each meeting.

The Board has established the Governance Committee to oversee nominating duties Insurance Companies Act TSX Guidelines NYSE Rules CSA Guidelines	Working with the Governance Committee and approved by the Board, the Chair is charged with developing an analytical framework for assessing desired competencies, expertise, skills, background and personal qualities that should be sought in new members of the Board.

The Chair maintains a list of candidates for the Board and is responsible for approaching Board candidates. Candidates meet with the Chair and the CEO prior to nomination or appointment to review expected contributions and commitment requirements.

The Board will consider a nomination of a candidate for the Company’s Board of Directors from a shareholder that is properly submitted under the Act. A proper nomination must be submitted by shareholder proposal that is signed by the holders of shares representing in aggregate not less than five per cent of the shares of the Company entitled to vote at the meeting to which the proposal is being submitted.

The Governance Committee has established a process for review of the Board, its Committees and individual Directors TSX Guidelines NYSE Rules CSA Guidelines	The Governance Committee conducts annual, formal evaluations of the Board, the Chair and Board Committees and immediately reviews the impact of any change in a Director’s principal occupation or country of residency. The extensive evaluation process consists of a written Board Effectiveness Survey and presentation of the consolidated results, with suggested areas for improvement, to the Governance Committee and to the Board. Evaluation of the contributions of individual Directors consists of the completion of a written self-assessment survey and one-on-one follow-up meetings with the Chair. It is the ongoing contribution of Directors that determines their suitability for Board membership.

The CEO’s performance is evaluated separately. The Governance Committee conducts an annual, formal performance review of the CEO, and working with the CEO sets financial and non-financial objectives for the coming year, which are in turn approved by the Board. The CEO’s performance is evaluated based on these objectives and on the Company’s performance.

As part of the Board renewal process, the Governance Committee reviews the overall size and operation of the Board and its Committees to ensure that they operate effectively. The Governance Committee also annually determines that a Director’s ability to serve the Company is not impaired by additional obligations or by changes in his or her principal occupation or country of residency. The Board has established a normal retirement age of 72.

The Board has developed orientation and education programs for Directors TSX Guidelines CSA Guidelines	The Company provides an orientation program for new Directors, as well as an ongoing continuing education program for all Directors. As part of the program, Directors’ seminars, divisional presentations to the Board and on-site visits to the Company’s operations, help Directors better understand the Company’s strategies, operations and the external business and the competitive environment in which the Company operates.

The Board has a process for review of Director compensation TSX Guidelines NYSE Rules CSA Guidelines	The Board, with the assistance of the Governance Committee and independent external advisors, undertakes a biennial review of Director compensation to ensure that it meets the objective of properly aligning the interests of Directors with the long-term interests of the Company.

Directors are required to hold an equity position in the Company having a minimum value of $300,000 within five years of joining the Board. Common and Preferred Shares of the Company and DSUs are considered equity for this purpose, while stock options are not.

No stock options were granted in 2003 or 2004 to non-employee Directors and in 2004, the Board of Directors resolved to permanently discontinue stock option grants to non-employee Directors.

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Guideline	Manulife Financial Practice

The Board oversees the development of the Company’s approach to governance TSX Guidelines NYSE Rules CSA Guidelines	The Governance Committee is responsible for assisting the Board in overseeing the Company’s corporate governance program. The Governance Committee recommends governance policies, practices and procedures to the Board for consideration and approval. The Governance Committee regularly reviews its structures, mandates and composition, and annually approves the Company’s Statement of Corporate Governance Practices.

Independence of the Chair of the Board TSX Guidelines NYSE Rules CSA Guidelines	The positions of Chair and CEO are separate. It is the Company’s policy that the Chair be an unrelated and independent Director. The current Chair, Mr. Arthur Sawchuk, is unrelated and independent and has never been an employee of the Company. The Chair’s mandate is to ensure that the Board carries out its responsibilities effectively and separately from management.

Position descriptions for the Chair, Committee Chairs, the CEO and individual Directors have been developed TSX Guidelines NYSE Rules CSA Guidelines	Position descriptions outlining the accountabilities for the Chair, the Chair of Board Committees, the CEO, the Board of Directors and individual Directors can be found on the Corporate Governance page of the Company’s web site or can be obtained by contacting the Corporate Secretary.

The Charter of the Board of Directors can also be found on the Corporate Governance page of the Company’s web site and is available on request from the Corporate Secretary.

Audit Committee standards have been developed Insurance Companies Act TSX Guidelines NYSE Rules SOX CSA Instruments	As with all other Committees, the Audit Committee is comprised entirely of unrelated and independent Directors. In addition, the Board has reviewed the membership of the Audit Committee and has determined that no member serves on more than three other audit committees of publicly traded companies and that no member’s ability to serve the Audit Committee is impaired in any way.

Financial statements are presented for review by the Audit Committee at meetings scheduled prior to Board meetings. The Audit Committee provides a report and recommendation to the Board with respect to all financial disclosure of the Company.

The Audit Committee reviews all requests for proposed audit or permitted non-audit services to be provided by the Company’s independent auditor under the Audit Committee’s Protocol for Approval of Audit and Permitted Non-Audit Services. Under this Protocol, the Audit Committee annually reviews and pre-approves recurring audit and non-audit services that are identifiable for the coming year. This Protocol also requires that any audit or non-audit services that are proposed during the year be approved by the Audit Committee, or by a member of the Audit Committee appointed by the Audit Committee.

The Board reviews annually the membership of the Audit Committee to confirm that all members are financially literate, as required by the TSX Guidelines, the CSA Instruments and the NYSE Rules, and that at least one member can be designated as a financial expert, as required by SOX. Accordingly, the Board has reviewed the Audit Committee membership and determined that all members are financially literate and that all members possess the necessary qualifications to be designated as Audit Committee Financial Experts.

The Audit Committee has direct communication, including in camera meetings, with the internal auditor, the independent auditor, the Appointed Actuary and with the Company’s principal regulator, the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”).

Considering the Company’s principal risks, risk management and internal controls TSX Guidelines NYSE Rules SOX CSA Instruments CSA Guidelines	The Board considers all principal risks facing the Company, as well as the measures either proposed or already implemented to manage these risks. The Audit Committee ensures that comprehensive risk management policies and processes, internal controls and management information systems are in place and refreshed regularly to mitigate the Company’s exposures.

The Board has established an Ethics Committee Insurance Companies Act CSA Guidelines	Proper business ethics is a cornerstone of good corporate governance. The Ethics Committee oversees items such as conflicts of interest, related party transactions and confidential information. The mandate of the Ethics Committee includes an annual review of the Company’s Code of Business Conduct and Ethics (“Code”) and a review of the Company’s compliance with legal requirements.

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Guideline	Manulife Financial Practice

The Board has established a Compensation Committee TSX Guidelines NYSE Rules CSA Guidelines	A fundamental aspect of the stewardship role of the Board is ensuring that an effective and talented management team runs the Company. To further this goal, the Board has established the Compensation Committee to oversee the Company’s global human resources strategy, with the objective of acquiring the best mix of talents for the Company.

The Compensation Committee’s main goal is to approve the appointment of and provide proper development, compensation and review of senior management. The Compensation Committee approves the annual performance assessment and compensation of senior executives, excluding the CEO. The annual performance assessment and compensation review of the CEO is performed by the Governance Committee.

The Company allows retention of outside advisors by Directors TSX Guidelines NYSE Rules CSA Instruments CSA Guidelines	The Board and its Committees may retain outside advisors at the Company’s expense as they deem necessary, and the Governance, Compensation and Audit Committees did so in 2004. Individual Directors may also retain outside advisors, at the Company’s expense, to provide advice on any matter before the Board or a Board Committee, with the approval of the Governance Committee.

Meetings of non-management Directors NYSE Rules CSA Guidelines	Each meeting of the Board and of its Committees is followed by an in camera meeting, at which the independent Chair of the Board or one of the Committees of the Board acts as Chair. Shareholders wishing to contact non-management Directors of the Company may write to the Chair of the Board, in care of the Corporate Secretary, at the head office of the Company.

The Board has approved a Code of Business Conduct and Ethics NYSE Rules SOX CSA Guidelines	The Company has established and circulated the Code, which covers all persons who act on behalf of the Company, including Directors. The Code complies with the requirements of the NYSE Rules, the SEC Rules and the CSA Guidelines. The Code is available on the Company’s web site. The Board reviews the Code annually with the assistance of the Ethics Committee. All employees of the Company, including the CEO and Board of Directors, periodically sign an acknowledgement confirming their commitment to the Code.

The CEO and CFO certify Financial Statements NYSE Rules SOX CSA Instruments	The CEO and Chief Financial Officer certify the annual financial statements as required by SOX and certify quarterly financial statements as required by the CSA Instruments. The CEO will also provide an annual certification to the NYSE stating that the CEO is not aware of any violations of the governance requirements in the NYSE Rules. The Company will submit written affirmations as required by the NYSE Rules.

The Company’s stakeholder communication initiatives	Policies have been established relating to the treatment and disclosure of information about the Company on a timely, accurate, understandable and broadly disseminated basis. Information relating to the Company is reviewed by a group that includes the Legal, Investor Relations (“IR”) and Corporate Communications departments and senior management and others as required, for a determination of materiality and, if appropriate, public disclosure.

The Company has reviewed its disclosure policies and practices to ensure full, fair and timely disclosure of information. The Company shares information with individual shareholders, institutional investors and financial analysts through its IR department, and to the media and employees through its Corporate Communications department. The IR department reports at each Board meeting on share performance, issues raised by shareholders and analysts, the Company’s institutional shareholder base, and a summary of recent IR activities.

The Company’s web site www.manulife.com features web casts of the quarterly investor conference calls and presentations made by senior management to the investment community, as well as annual reports and other investor information. Shareholders can access voting results of all shareholder votes at the Company’s web site or at www.sedar.com.

MFC Proxy Circular       19

Risk Management
Overview
MFC is in the business of taking risks to generate profitable growth. How effectively these risks are managed is critically important to meeting expectations of shareholders, customers and regulators, and to safeguarding reputation and capital. The fundamental objective of MFC’s risk management program, therefore, is to support shareholder value growth while ensuring commitments to customers are met and reputation and capital are protected. This is achieved by employing an enterprise level framework that guides all risk-taking activities globally, ensuring they are aligned with corporate philosophy: taking risks that are prudent in relation to capital strength, that meet corporate ethical standards, that are diversified across risk types, businesses and geographies, and for which appropriate compensation is earned.
MFC’s enterprise risk management framework is built around four cornerstones: comprehensive risk governance; effective risk management processes; rigorous exposure measurement; and disciplined risk limit management. Continuous investment is being made in the tools, processes and professionals employed in all aspects of risk measurement and management as the external environment shifts and business operations broaden.
Risk Governance
Sound business decisions require a strong risk culture, and a well-informed executive management and Board of Directors. The Audit and Risk Management Committee of MFC’s Board of Directors, along with the Conduct Review and Ethics Committee, oversees global risk management. These Board committees approve and monitor compliance with all key risk policies and limits, and regularly review with management trends in material risk exposures, major risk-taking activities, and the ongoing effectiveness of risk management practices.
MFC’s Chief Executive Officer (“CEO”) and a top tier of executive risk oversight committees set the overall risk appetite, and influence and communicate the Company’s risk culture across global operations. The committees shape risk policy, monitor material risk exposures, guide risk-taking activity and champion strategic risk management priorities throughout the organization.
Executive risk oversight committees include:

Business units across the organization own and take accountability for the risks assumed within their operations. Business unit general managers are responsible for ensuring business strategies align with corporate risk philosophy and culture, and for managing both risk and return on risk-based allocated capital within corporate policy and limits.
Corporate Risk Management maintains the comprehensive enterprise risk management framework, monitors and reports on enterprise wide risk exposures, and proactively partners with other corporate areas and business units in employing analytic techniques to appropriately assess and allocate risk-based capital, and to optimize risk and return profiles. The group also drives the development and introduction of new risk measurement and management techniques and processes throughout the organization.
Internal Audit independently assesses the effectiveness of risk management policies and internal controls, and oversees the risk and control self-assessment program globally. Global Compliance independently assesses the effectiveness of regulatory compliance processes and business practices against potential legal, regulatory and reputation risks. The Chief Actuary independently opines on the adequacy of actuarial liabilities, oversees regulatory capital adequacy reporting and performs the Dynamic Capital Adequacy Testing, a stress analysis required by regulators incorporating extreme but plausible scenarios.
66      MFC 2004 Annual Report

Risk Management Processes
Sound decision making requires that all potential new business initiatives, acquisitions, product offerings and investments are evaluated on a directly comparable risk-adjusted basis and that all risk exposures are identified, assessed and managed using a common set of standards and guidelines. MFC’s enterprise risk management framework establishes global standards and guidelines for risk management and, in concert with its risk and capital management framework, establishes standards for risk-adjusted return measurement. The comprehensive risk-specific management programs encompass:

•	Establishment, approval and maintenance of policies and limits;

•	Clear delineation of risk management accountabilities across the organization;

•	Specific delegation of authorities related to risk-taking activities;

•	Processes for risk identification, assessment, monitoring, reporting and escalation;

•	Standards for risk exposure measurement; and

•	Strategies for risk control and mitigation.
A comprehensive report of risk exposures, incorporating both qualitative and quantitative assessments, is reviewed with the Corporate Risk Management Committee and the Audit and Risk Management Committee quarterly, following a formal risk identification and assessment process. In addition, the results of internal audits of risk controls and risk management programs are independently reported to the Audit and Risk Management Committee, and the results of the Dynamic Capital Adequacy Testing are reported to the Board of Directors.
Risk Measurement
MFC is exposed to a variety of risks through its diverse business activities. These risks are a blend of strategic risks, financial risks including product, credit, asset liability and market risks, and general operational risks. They can result in a combination of direct financial loss, damage to reputation, or inability to conduct business or service customers, all of which can impact shareholder value.
Individual quantitative measures are used to assess risk exposures related to various financial and operational risks. Risk measurement methodologies range from simple key risk indicators to stress testing to sophisticated stochastic scenario modeling of potential capital at risk. Strong controls are in place over the development, implementation and application of the stochastic scenario models employed. Currently, MFC evaluates its risk-based capital using a combination of Minimum Continuing Capital and Surplus Requirements (“MCCSR”), the risk-based capital required by its primary regulator, the Office of the Superintendent of Financial Institutions, and internally developed economic capital. Economic capital measures the amount of common equity needed to support risks, covering potential extreme losses that could occur, with a confidence expected for a company with MFC’s financial strength ratings. Economic capital is in the process of being introduced internally across the organization. The Company allocates capital to its businesses based on a combination of MCCSR, local regulatory requirements in jurisdictions outside of Canada and economic capital. Risk-adjusted performance is monitored based on allocated capital.
Risk Limit Management
MFC’s risk-taking activities are managed against an overall capacity for assuming risk, established based on the risk tolerances of the Board of Directors and executive management, reflecting the Company’s financial condition. This overall capacity is defined in terms of local regulatory ratios for its key operating subsidiaries and the consolidated ratio of its available capital to its risk-based allocated capital. MFC targets an MCCSR ratio of 180 to 220 per cent for its primary Canadian operating subsidiary and an NAIC RBC ratio of 275 to 325 per cent for its U.S. operating subsidiaries. In addition, to manage its risk profile and limit exposure to specific risks, MFC manages risk exposures against enterprise-wide limits established for various financial risks, based on risk-specific exposure measures. MFC’s risk profile is well diversified across risks, as shown by the composition of the Company’s risk-based allocated capital.
Allocated Capital by Risk

Management’s Discussion and Analysis       67

Strategic Risk
Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy, or to adapt to change in the external business, political or regulatory environment.
Managing strategic risk effectively is critical to delivering shareholder value growth. The CEO and Executive Committee set overall strategies that are approved by the Board of Directors, and have accountability to manage the risks embedded in these strategies. They are supported by a number of important processes:

•	Strategic planning that is integrated with risk assessments and reviewed with the Board of Directors;

•	Detailed business planning executed by local divisional executive management;

•	Capital attribution and allocation that ensure a consistent decision making framework across the organization;

•	Periodic reviews of operational performance of all businesses with the CEO and the Board of Directors; and

•	Review and approval of all acquisitions and divestitures by the CEO and Board of Directors.
Product Risk
Product risk is the risk of loss due to actual experience emerging differently than assumed when the product was designed and priced, as a result of investment returns, expenses, taxes, mortality and morbidity claims, and policyholder behaviour.
The Product Risk Committee oversees product risk management policies and processes. Within the broad framework set out by the Product Design and Pricing Policy approved by the Audit and Risk Management Committee, it sets global product design and pricing standards and guidelines designed to ensure all aspects of product offerings align with corporate risk philosophy. These cover:

•	product design features

•	use of reinsurance

•	pricing models and software

•	risk-based capital allocations

•	target profit objectives

•	pricing methods and assumption setting

•	stochastic and stress scenario analyses

•	required documentation

•	approval processes

•	experience monitoring programs
Designated pricing officers in each business unit are accountable for all pricing activities. The general manager and chief financial officer of each business unit, as well as Corporate Risk Management, approve the design and pricing of each product, ensuring corporate standards are met. The Chief Risk Officer approves the introduction, or modification, of any product and related reinsurance treaty that introduces material changes in product design or risk exposure. The Chief Actuary approves all valuation methods and assumptions and approves all reinsurance treaties related to business in force. Annual risk and compliance self-assessments and periodic internal audits are performed for all businesses to ensure compliance with standards.
Underwriting and claims risks are key components of product risk. A global underwriting manual is utilized by all businesses ensuring underwriting practices are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. Periodic reviews of business unit practices ensure compliance with standards.
Fluctuations in claims experience may result in losses. As at December 31, 2004, actual mortality and morbidity rates over the next year exceeding the rates provided for in actuarial reserves by five per cent would reduce net income by $102 million. Enterprise-wide, this aggregate claims exposure is mitigated as a result of operating internationally and insuring a wide range of non-correlated risk events, reducing the likelihood of high aggregate claims rates.
Exposure to claims concentrations is further mitigated through the use of geographical aggregate retention limits for certain covers and through the purchase of catastrophe reinsurance for life, health and disability insurance worldwide. MFC’s catastrophe reinsurance covers losses in excess of U.S. $50 million, up to U.S. $150 million (U.S. $100 million for Japan). In addition to accidents and natural catastrophes, it provides full cover for losses due to all terrorist activities in Canada, where the concentrations are highest, and restricted cover for losses due to terrorist activities in other parts of the world.
Exposure to individual large claims is mitigated through established retention limits per insured life varying by market and jurisdiction. Coverage in excess of these limits is reinsured with other companies. MFC’s current global retention limit is U.S. $20 million (U.S. $25 million for joint life policies) and is shared across business units with lower limits applying in some markets and jurisdictions.
68      MFC 2004 Annual Report

Credit Risk
Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.
MFC’s Credit Committee establishes and oversees implementation of policies and processes to manage credit risk. The committee sets out objectives related to the overall quality and diversification of the investment portfolio and establishes criteria for the selection of counterparties and intermediaries. The policies establish exposure limits by borrower or issuer, corporate connection, quality rating, industry, and geographic region. Corporate connection limits vary according to internal risk rating.
All credit-granting units within the Company have a defined evaluation process that provides an objective assessment of credit proposals. Borrowers are assigned an internal risk rating based on a detailed examination of the organization, including business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the organization. Internal ratings are assessed and updated on a regular basis and are based on a standardized 22-point scale consistent with those of external rating agencies.
Delegated credit approval authorities are established and approved by the Credit Committee and Audit and Risk Management Committee. Credit decisions are made on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to internal risk rating. All major credit decisions are referred to the Credit Committee for approval. The largest credits are referred to the CEO for approval and, in certain cases, to the Board of Directors.
Distinct derivative counterparty exposure limits, based on a minimum acceptable counterparty credit rating of “A”, are in place. For a derivative counterparty, derivative exposure is measured as gross potential credit exposure, which takes into consideration mark-to-market value, net of any collateral held, and a provision for future exposure. Reinsurance counterparty exposure measures reflect both current exposures and potential future exposures. All reinsurance counterparties are required to meet minimum credit-rating criteria.
Regular reviews of the credits within the various portfolios are undertaken to ensure that changes to credit quality are identified, and where appropriate, corrective actions taken. Prompt identification of problem credits is a key objective. A centralized list of problem and potential problem credits is maintained by Corporate Risk Management, which provides an independent credit risk oversight function. The Credit Committee reviews credits on the list regularly, and provides direction where appropriate. Corporate Risk Management and Internal Audit perform periodic internal audits of all credit-granting units to ensure compliance with credit policies and processes.
An allowance for losses on invested assets is established when an asset or portfolio of assets becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of assets and related investment income. The carrying value of an impaired asset is reduced to estimated net realizable value at the time of recognition of impairment. There is no assurance that the allowance for losses will be adequate to cover future losses or that additional provisions or asset write-downs will not be required. However, MFC remains conservatively provisioned for credit losses overall and the level of impaired assets continues to be very low.
Actuarial liabilities also include general provisions for credit losses from future asset impairments. These are set conservatively, taking into account normal historical levels and future expectations, with an allowance for adverse deviations. Fluctuations in credit default rates and, to a lesser extent, deterioration in credit ratings of borrowers, may result in losses, if actual rates exceed expected rates. As at December 31, 2004, credit loss rates over the next year exceeding the rates provided for in actuarial reserves by 25 per cent would reduce net income by $53 million.
A variety of aggregate credit risk exposure measures are monitored regularly and reported to the Audit and Risk Management Committee, as shown in the following table.
Credit Risk Measures

As at December 31
(Canadian $ in millions unless otherwise stated)	2004	2003

Net impaired assets	$476	$139
Net impaired assets as a per cent of total invested assets	0.28%	0.19%
Allowance for impairment	$214	$230
Provision for future credit losses included in actuarial liabilities(1)	$3,531	$1,574
Performing assets coverage ratio(2)	2.81%	4.10%
Impaired assets coverage ratio(3)	543%	489%

(1)	Excludes allowances for pass-through credit risk pertaining to participating policies and certain other policies. The allowance for expected credit losses implicit in actuarial liabilities for these policies was estimated to be $1,076 million as at December 31, 2004.
(2)	Performing assets coverage ratio is calculated as allowance for impairment and provision for future credit losses included in actuarial liabilities less gross impaired assets, as a per cent of total mortgages and non-government bonds less gross impaired assets.
(3)	Impaired assets coverage ratio is calculated as allowance for impairment and provision for future credit losses included in actuarial liabilities, as a per cent of gross impaired assets.
Management’s Discussion and Analysis       69

Asset Liability and Market Risk
Asset liability and market risk is the risk of loss resulting from market price volatility, interest rate changes, adverse movements in foreign currency rates, and from not having access to sufficient funds to meet both expected liabilities and unexpected cash demands.
MFC’s Global Asset Liability Committee, with the support of a network of business unit asset liability committees, establishes and oversees implementation of policies and processes related to the management of a variety of risks inherent in generating the investment returns required to support product liabilities, as well as returns on assets in the shareholders’ equity account. These risks include asset allocation, interest rate changes, and price volatility of non-fixed income investments, such as equities, real estate, oil and gas and timber investments. The committee also oversees the management of liquidity and foreign exchange risks.
Global investment policies, approved by the Audit and Risk Management Committee, establish enterprise-wide and portfolio level targets and limits as well as delegated transaction approval authorities. The targets and limits are designed to ensure investment portfolios are widely diversified across asset classes and individual investment risks, and are suitable for the liabilities they support. Actual investment positions and risk exposures are monitored regularly. The positions and exposures are reported to the Global Asset Liability Committee monthly and to the Corporate Risk Management Committee and Audit and Risk Management Committee quarterly.
Segmentation and Investment Strategy Product liabilities are segmented into groups with similar characteristics and are each supported by unique portfolios of investments. Investment policies and goals are established for each asset segment and set out target investment strategies and portfolio management philosophies that best match the premium and benefit pattern, guarantees, policyholder options, and crediting rate strategies for the products supported. These policies and goals encompass asset mix, quality rating, duration and cash flow profile, liquidity, currency mix and industry concentration targets, as well as portfolio management styles such as active or indexed for equities and buy-and-hold or actively traded for public bonds. Governing business unit asset liability committees and the Global Asset Liability Committee approve the investment policies and goals.
Wealth management products that are primarily short to medium term obligations and offer interest rate guarantees for specified terms on single premiums are supported predominantly by fixed income assets, such as public bonds, private debt and mortgages. The cash flow profile of the fixed income assets is set to closely match the profile of the liabilities supported. Payout annuities have no surrender options and include predictable and very long-dated obligations. These are supported by a component of non-fixed income assets managed for total return in addition to fixed income assets. Insurance products, with recurring premiums extending many years in the future also include a significant component of very long-dated obligations. These obligations are also supported by a combination of non-fixed income assets managed for total return and fixed income assets.
Utilizing non-fixed income assets to support certain products is intended to enhance long-term investment returns and reduce aggregate risk through diversification. Target investment strategies are established using sophisticated portfolio analysis techniques to optimize long-term investment returns while considering the risks related to embedded product guarantees and policyholder withdrawal options, the impact of regulatory and economic capital requirements and management tolerances with respect to short-term income volatility and long-term tail risk exposure. For certain products such as participating insurance, universal life insurance and U.S. fixed annuities, the investment performance of assets supporting the liabilities will be largely passed through to policyholders as changes in the amounts of dividends declared or rates of interest credited, subject to embedded minimum guarantees.
Derivatives, including foreign exchange contracts, interest rate and cross currency swaps, forward rate agreements and options, are incorporated into investment strategies where appropriate to manage interest rate, foreign currency risk and equity risk. The risks associated with the use of derivatives are mitigated by established risk management policies and processes including specific limits on the size of derivative transactions, authorized types of derivatives and applications, delegated authorization and trading limits for specific personnel, as well as the pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies by Corporate Risk Management.
Investment Return Risk Investment return risk relates to potential losses arising from asset returns insufficient to support product liabilities and is driven by the mix of assets supporting liabilities, market influences including interest rate changes and price volatility of non-fixed income investments, as well as the nature of guarantees and policyholder options embedded in the products. The principal components of investment return risk within the Company’s general account are the uncertainty related to returns achievable on both fixed income and non-fixed income investments to be made in the future as recurring premiums are received, and the impact of mismatches between the timing and amount of current assets and the liabilities they support.
Interest rate risk management programs for each product segment are designed to keep potential losses within acceptable limits, with interest rate risk exposure limits approved by the Audit and Risk Management Committee. Interest rate risk management policies and procedures, including delegated trading authorities and accountabilities for managing and monitoring interest rate risk, are clearly defined. Target asset durations or cash flow profiles are established to minimize interest rate risk exposure. Portfolio managers maintain interest rate risk positions within prescribed limits. Asset duration and cash flow targets are reviewed and modified with a frequency ranging from daily to annual, depending on the type of liabilities and the frequency and size of potential changes in the liability profiles. Actual asset positions are monitored against targets and rebalanced with a frequency ranging from daily to quarterly, depending on the potential exposure to changes in assets and liabilities.
70      MFC 2004 Annual Report

Interest rate risk exposures are evaluated using a variety of techniques, depending on the nature of the assets and liabilities, primarily based on projected cash flows under a variety of future interest rate scenarios. These measures include cash flow gaps, durations, key rate durations, convexity, and earnings and shareholders’ economic value at risk based on stochastic or specific stress scenarios.
Market price risk is driven by fluctuations in market values of direct equity and real estate holdings, and to a lesser extent, oil and gas and timberland holdings, that may impact returns on assets, as well as fluctuations in the market values of variable product and mutual fund equity holdings, and to a lesser extent bond holdings, that may impact fee income and costs associated with variable product investment-related guarantees. Investment-related guarantees include death, maturity, income and withdrawal guarantees on variable products and segregated funds.
Market price risk related to direct holdings is mitigated by investing in a diversified basket of non-fixed income investments comprising public equities, commercial real estate, private equity, timberlands, agricultural lands and oil and gas. Total non-fixed income holdings are managed against an established aggregate limit, representing a small proportion of total assets. Public equity holdings are diversified and managed against established targets and limits by industry type and corporate connection. Commercial real estate holdings are diversified and managed against established limits by property type. Allocations to non-fixed income assets are managed proactively, reflecting management’s risk preferences.
Equity risk exposures are managed against enterprise-wide limits approved by the Corporate Risk Management Committee and Board of Directors. These limits cover equity risk arising from variable product investment-related guarantees, market-based fees and direct equity investments. New product development is managed against established equity related economic capital targets. Reinsurance is employed to transfer equity related investment-guarantee risk where appropriate, subject to established counterparty risk management policies. Capital market strategies to hedge equity risk are utilized where effective. Equity risk exposures based on earnings and shareholders’ economic value at risk for specific stress scenarios and economic capital based on stochastic scenario modeling are monitored and reported quarterly.
One measure of investment return risk exposure is the sensitivity of shareholders’ economic value to market influences including changes in interest rates and price volatility of non-fixed income assets. Shareholders’ economic value is calculated as the net present value of cash flows related to current assets, recurring premiums to be received and product obligations to be paid, discounted at market yields and adjusted for tax.
Exposures for Assets in the Shareholders’ Equity Account The following table shows the impact of an immediate and permanent parallel shift of one per cent in interest rates at all maturities across all markets, as well as the impact of an immediate ten per cent decline in the market value of equities and real estate, on shareholders’ economic value arising from assets held in the shareholders’ equity account.
Impact on Shareholders’ Economic Value Arising From Assets in the Shareholders’ Equity Account

As at December 31
(Canadian $ in millions)	2004	2003

One per cent increase in interest rates	$(316)	$(229)
One per cent decrease in interest rates	$374	$266
Ten per cent decline in equity and real estate market values	$(161)	$(165)

Exposures for General Account Wealth Management Business The following table shows the impact of an immediate and permanent parallel shift of one per cent in interest rates at all maturities across all markets, as well as the impact of an immediate ten per cent decline in the market value of equities and real estate on shareholders’ economic value, arising from general account wealth management business excluding the business acquired upon the merger with John Hancock.
Impact on Shareholders’ Economic Value Arising From Pre-Merger Wealth Management Business

As at December 31
(Canadian $ in millions)	2004	2003

One per cent increase in interest rates	$(4)	$17
One per cent decrease in interest rates	$7	$(20)
Ten per cent decline in equity and real estate market values	$(23)	$(24)

MFC acquired a new block of wealth management business upon the merger with John Hancock. The potential impact on shareholders’ economic value arising from the acquired business as a result of an immediate and permanent one per cent increase in interest rates at all maturities as at December 31, 2004 was an increase of $64 million. The potential impact on shareholders’ economic value as a result of an immediate and permanent one per cent decrease in interest rates at all maturities as at December 31, 2004 was a decrease of $74 million. The potential impact on shareholders’ economic value as a result of an immediate ten per cent decline in equity and real estate market values as at December 31, 2004 was a decrease of $4 million.
Exposures for General Account Insurance Business The following table shows the impact of an immediate and permanent one per cent change in interest rates and an immediate ten per cent decline in equity and real estate market values on shareholders’ economic value arising from general account insurance business excluding the business acquired from John Hancock.
Management’s Discussion and Analysis       71

Impact on Shareholders’ Economic Value Arising From Pre-Merger Insurance Business

As at December 31
(Canadian $ in millions)	2004	2003

One per cent increase in interest rates	$135	$154
One per cent decrease in interest rates	$(295)	$(277)
Ten per cent decline in equity and real estate market values	$(190)	$(202)

MFC acquired a new block of life insurance business upon the merger with John Hancock. Investment return risk arises on this business primarily as a result of minimum crediting guarantees embedded in certain of this business and due to the uncertainty related to returns achievable on investments to be made in the future when recurring premiums are received. The potential impact on shareholders’ economic value, arising from this acquired business, as a result of an immediate and permanent one per cent increase in interest rates at all maturities as at December 31, 2004 was an increase of $150 million. The potential impact on shareholders’ economic value arising from this business as a result of an immediate and permanent one per cent decrease in interest rates at all maturities as at December 31, 2004 was a decrease of $423 million. The potential impact on shareholders’ economic value arising from this business as a result of an immediate ten per cent decline in equity and real estate market values as at December 31, 2004 was a decrease of $4 million.
MFC also acquired long-term care business upon the merger with John Hancock. Investment return risk arises on this business primarily due to the uncertainty related to returns achievable on investments to be made in the future when recurring premiums are received. Premiums are expected to exceed claim payments for approximately twenty years into the future and no surrender payments are made on policy lapse. MFC has established a target investment strategy consisting of a blend of long maturity bonds and a material component of non-fixed income assets to support the significant long-dated obligations inherent in this business. Management is in the process of repositioning current assets towards this target investment strategy, including replacing fixed income assets with non-fixed income assets. Management intends to invest future net cash flows pursuant to this target investment strategy and intends to proactively manage investment allocations between fixed income and non-fixed income assets. Given the current low level of interest rates, management has chosen not to lock in the currently available yields on future fixed income investments. As a result, economic losses could arise should the investment returns earned in the future on the portfolio of assets supporting this business be less than the six to seven per cent assumed in the pricing of this business. Actuarial reserves established as at December 31, 2004, as prescribed by the Canadian Asset Liability Method, were sufficient to provide for these liabilities, assuming future interest rates decline gradually from the current levels stabilizing at five per cent.
The potential impact on shareholders’ economic value arising from the acquired long-term care business, as a result of an immediate and permanent one per cent increase in interest rates at all maturities as at December 31, 2004 was an increase of $552 million. The potential impact on shareholders’ economic value arising from this business as a result of an immediate and permanent one per cent decrease in interest rates at all maturities as at December 31, 2004 was a decrease of $889 million. The potential impact on shareholders’ economic value arising from this business as a result of an immediate ten per cent decline in equity and real estate market values as at December 31, 2004 was a decrease of $20 million.
Exposures for Variable Products and Other Managed Assets The following table shows the potential impact on shareholders’ economic value, arising from variable products and mutual funds, as well as institutional asset management operations, as a result of an immediate ten per cent decline in the market value of equity and bond funds.
Impact on Shareholders’ Economic Value of a Ten Per Cent Decline in Market Values of Variable Product and Other Managed Assets

As at December 31
(Canadian $ in millions)	2004	2003

Market-based fees	$(411)	$(213)
Variable product guarantees	$(204)	$(99)

Additional information related to investment related guarantees on variable annuities and segregated funds is shown in the table below.
Variable Annuity and Segregated Fund Investment-Related Guarantees

	2004			2003

			Expected			Expected
As at December 31	Fund	Amount	guarantee	Fund	Amount	guarantee
(Canadian $ in millions)	value(2)	at risk(2)	cost(3)	value(2)	at risk(2)	cost(3)

Maturity/income benefits	$18,798	$915		$9,306	$745
Death benefits(1)	16,866	2,047		6,811	1,851

Total	$35,664	$2,962	$(475)	$16,117	$2,596	$(166)

(1)	Death benefits include stand-alone guarantees and guarantees in excess of maturity or income guarantees where both are provided on a policy.
(2)	Amount at risk is the excess of guaranteed values over fund values on all policies where the guaranteed value exceeds the fund value. Fund value and amount at risk are net of amounts reinsured.
(3)	Expected guarantee cost is net of reinsurance and fee income allocated to support the guarantees.
72      MFC 2004 Annual Report

The reported amount at risk represents a theoretical value only as it is not currently payable. Guaranteed benefits are contingent and only payable upon death, maturity, withdrawal or annuitization, if fund values remain below guaranteed values. The Company calculates the present value of projected future guaranteed benefit payments, net of reinsurance and net of fee income allocated to support the guarantees, based on a set of stochastic investment return scenarios, and considering future mortality, policy termination, and annuitization rates. The expected guarantee cost represents the average of this present value across all investment return scenarios modeled, and was negative as at December 31, 2004 and December 31, 2003, meaning that fee income allocated is expected to exceed claims costs.
The Company holds actuarial liabilities for guaranteed benefit payments related to variable annuities and segregated funds calculated as the present value of the projected guaranteed benefit payments, net of reinsurance and net of fee income allocated to support the guarantees, based on the same set of stochastic investment return scenarios, as described above for the expected guarantee cost. The actuarial liabilities held must fall in a confidence range defined by the most adverse forty per cent to the most adverse twenty per cent of the stochastic investment return scenarios. As at December 31, 2004 and December 31, 2003, actuarial liabilities held for these guaranteed benefit payments were $600 million and $532 million respectively, exceeding both the minimum requirement and the expected guarantee cost. While determined based on stochastic scenarios, in aggregate, the actuarial liabilities held as at December 31, 2004 were adequate to fund the projected guaranteed benefit payments across all businesses as long as future long term equity returns, including dividends, average at least three per cent across all businesses with such guarantees.
Foreign Currency Risk Adverse movements in foreign exchange rates may result in losses if assets and liabilities are not matched by currency. MFC has a policy of matching the currency of its assets with the currency of the liabilities they support to mitigate this exposure. To limit the impact of changes in foreign exchange rates on regulatory capital ratios, shareholders’ equity is also generally currency matched to the liabilities it supports, up to target capital levels. MFC’s reported Canadian dollar income and shareholders’ equity may be exposed to losses resulting from adverse movements in foreign exchange rates due to the fact that it manages operations globally in many currencies, most notably U.S. dollars. A significant portion of shareholders’ equity in excess of target capital levels is held in Canadian dollars to mitigate the impact of changes in foreign exchange rates on shareholders’ equity.
Value at Risk exposure relative to the policy position of matching the currency of its equity, up to target capital levels, with the currency of its liabilities is monitored regularly against established limits. The Value at Risk model is based on the industry-accepted J.P. Morgan Risk Metrics methodology. The sensitivity of net income and shareholders’ equity to changes in foreign exchange rates is monitored regularly and reported to the Global Asset Liability Committee, Corporate Risk Management Committee and Audit and Risk Management Committee quarterly. A one per cent increase in the Canadian dollar relative to the U.S. dollar would have reduced shareholders’ equity by $157 million as at December 31, 2004 and $49 million as at December 31, 2003. As at December 31, 2004 and December 31, 2003 the same change in foreign exchange rates would reduce net income over the next year by $20 million and $9 million, respectively.
Liquidity Risk Global liquidity management policies and procedures are designed to ensure that adequate liquidity is available to MFC and all its local operations. Products are designed taking into account the risk related to unexpected liquidity demands as a result of policyholder termination features. Investment strategies are established and implemented to ensure adequate levels of marketable investments are held. Access is maintained to other sources of liquidity such as commercial paper funding and committed standby bank credit facilities. Operating liquidity is monitored in local operations as well as centrally, with daily forecasting and monitoring of actual cash movements to ensure liquidity is available and cash is employed optimally.
Global operating and strategic liquidity are managed against established minimum levels. Minimum operating liquidity is set as the level of one month’s operating cash outflows. Strategic liquidity is measured using an industry-accepted model under both immediate (within one month) and ongoing (within one year) stress scenarios. Under this model, adjusted liquid assets include cash and short-term investments, and marketable bonds and stocks discounted to reflect convertibility to cash, net of maturing debt obligations. Under the model, actuarial liabilities are adjusted to reflect their potential for withdrawal. MFC’s policy is to maintain adjusted liquid assets at a level well above adjusted actuarial liabilities.
Strategic Liquidity

		2004		2003

As at December 31	Immediate	Ongoing	Immediate	Ongoing
(Canadian $ in millions unless otherwise stated)	scenario	scenario	scenario	scenario

Adjusted liquid assets	$88,444	$87,035	$47,723	$48,414
Adjusted actuarial liabilities	$23,927	$29,216	$8,596	$11,641
Liquidity ratio	370%	298%	555%	416%

Operational Risk
Operational risk is the risk of loss resulting from inadequate or failed internal processes, systems failures, human performance failures or from external events.
Operational risk is naturally present in all of MFC’s business activities and incorporates exposures relating to fiduciary breaches, regulatory compliance failures, legal disputes, business disruption, technology failures, processing errors, business integration, theft and fraud, damage to physical assets and employee safety. Exposures can take the form of financial losses, regulatory sanctions or damage to reputation. Effectively managing operational risk is essential to shareholder value growth, delivering on commitments to
Management’s Discussion and Analysis       73

customers and safeguarding reputation. While operational risk management has always been viewed as a fundamental activity at MFC, risk management practices for the different components of operational risk are at varying stages of development. Refinements and enhancements in policies and practices are being made as the operational risk environment shifts.
MFC’s reputation is one of its most valuable assets and, in today’s environment of increased scrutiny by stakeholders, it is vital that it be safeguarded. A loss of reputation is usually a consequence of some other risk control failure and cannot be managed in isolation, but as a by-product of integrated risk management programs. While the CEO and senior executive management are ultimately responsible for the Company’s reputation, it is the responsibility of every Company employee and representative to conduct their business activities in a manner that protects and enhances the Company’s reputation. This responsibility is clearly detailed and communicated to every executive, officer and employee through the Company’s Code of Business Conduct and Ethics.
MFC’s strong corporate governance, clearly communicated corporate values emphasizing integrity and ethical conduct as core values to be reflected in every business decision and activity, and integrated approach to managing risk set the foundation for mitigating operational risk. This base is fortified by ensuring appropriate internal controls and systems, together with trained and competent people, are in place throughout the organization. Within established corporate standards that emphasize proactive management practices and define minimum policy and process requirements, business unit general managers are accountable for day-to-day management of operational risk inherent in their operations. Business units and functional areas perform comprehensive risk control self-assessments to identify, document and assess inherent operational risks and effectiveness of internal controls. They regularly monitor key risk indicators that provide early warnings of emerging control issues and proactively modify procedures. Material operational risk exposures and risk management activities are reported to the Corporate Risk Management Committee and Audit and Risk Management Committee quarterly.
Internal Audit independently assesses the effectiveness of risk management policies and internal controls, and oversees the risk control self-assessment program globally. External auditors review the effectiveness of internal controls to the extent necessary to conduct an audit of the Company’s financial statements. Both the internal and external auditors report independently to the Audit and Risk Management Committee on the findings of their audits.
Global Compliance oversees the regulatory compliance program, supported by designated compliance officers in every business unit and functional area. The program is designed to ensure compliance with regulatory obligations worldwide, ensuring awareness of the laws and regulations that affect the Company and the risks associated with failing to comply. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory and reputation risks, and ensures significant issues are escalated and proactively mitigated. The processes and practices include product design, sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, underwriting and claims processing and regulatory filings. With the introduction of Sarbanes-Oxley 404 requirements, new processes are being established to assess and monitor the internal controls related to financial reporting and disclosures.
Technology-related risks are managed through a rigorous systems development protocol and global information security programs. Outsourcing arrangements, whereby a service provider performs a service activity on behalf of the Company, are subject to rigorous review procedures prior to their approval. Comprehensive policies and procedures are in place to monitor the ongoing results and contractual compliance of such arrangements. Global business continuity policies and standards are in place to ensure key business functions can continue and normal operations can resume effectively and efficiently in the event of a major disruption. The program incorporates periodic scenario analysis to validate the assessment of both critical and non-critical units, and the establishment and testing of appropriate business continuity plans for all critical units. Off-site backup facilities are available to minimize recovery time.
MFC’s environmental policy reflects the Company’s commitment to conducting all of its business activities in a manner that recognizes the need to preserve the quality of the environment, as well as the requirement to be compliant with all applicable environmental laws and regulations. In providing credit to borrowers, or making equity investments in private firms, reasonable steps are taken to ensure counterparties are environmentally responsible. In natural resource management operations, specific policies and procedures are in place to mitigate environmental risks and operate in an environmentally responsible manner. Programs are also in place across the real estate holdings to conserve energy and reduce waste.
Operational risk related to a variety of loss events is further mitigated through the purchase of appropriate amounts of insurance covers, to provide protection against unexpected material losses or to satisfy legal requirements and contractual obligations.
74      MFC 2004 Annual Report

Principal Subsidiaries

The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

As at December 31, 2004	Ownership	Equity
(Unaudited, Canadian $ in millions)	Percentage	Interest	Address	Description

MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company

The Manufacturers Life Insurance Company	100	$11,177	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services

Manulife Holdings (Alberta) Limited	100		Calgary, Canada	Holding company

Manulife Holdings (Delaware) LLC	100			Holding company

The Manufacturers Investment Corporation	100			Holding company

John Hancock Life Insurance Company (U.S.A.) (formerly The Manufacturers Life Insurance Company (U.S.A.))	100			U.S.-based life insurance company that provides individual life insurance, annuities, and group pension products in all states in the U.S. except New York

John Hancock Life Insurance Company of New York (formerly The Manufacturers Life Insurance Company of New York)	100			Provides group pension, individual annuities and life insurance products in the State of New York

John Hancock Investment Management Services, LLC (formerly Manufacturers Securities Services, LLC)	100			Investment advisor

Manulife Reinsurance Limited	100			Provides financial reinsurance

Manulife Holdings (Bermuda) Limited	100		Hamilton, Bermuda	Holding company

Manufacturers P&C Limited	100			Provides property and casualty and financial reinsurance

Manulife International Holdings Limited	100		Hamilton, Bermuda	Holding company

Manulife (International) Limited	100			Life insurance company serving Hong Kong

Manulife-Sinochem Life Insurance Co. Ltd.	51			Chinese life insurance company

Manulife Asset Management (Asia) Limited	100			Holding company

Manulife Asset Management (Hong Kong) Limited	100			Hong Kong investment management and advisory company marketing mutual funds

P.T. Manulife Aset Manajemen Indonesia	85			Indonesian investment management and
				advisory company
				marketing mutual funds

Manulife Bank of Canada	100		Waterloo, Canada	Provides integrated banking products and
				service options
				not available from an insurance company

Manulife Canada Ltd.	100		Waterloo, Canada	Canadian life insurance company

FNA Financial Inc.	100		Toronto, Canada	Holding company

Elliott & Page Limited	100			Investment counseling, portfolio and mutual fund management in Canada

First North American Insurance Company	100		Toronto, Canada	Canadian property and casualty insurance
				company

NAL Resources Management Limited	100		Calgary, Canada	Management company for oil and gas properties

Manulife Securities International Ltd.	100		Waterloo, Canada	Mutual fund dealer for Canadian operations

Regional Power Inc.	83.5		Montreal, Canada	Operator of hydro-electric power projects

MLI Resources Inc.	100		Calgary, Canada	Holding company for oil and gas assets and Japanese operations

Manulife Life Insurance Company	100			Japanese life insurance company

P.T. Asuransi Jiwa Manulife Indonesia	71		Jakarta, Indonesia	Indonesian life insurance company

The Manufacturers Life Insurance Co. (Phils.), Inc.	100		Manila, Philippines	Filipino life insurance company

Manulife (Singapore) Pte. Ltd.	100		Singapore	Singaporean life insurance company

Manulife (Vietnam) Limited	100		Ho Chi Minh City, Vietnam	Vietnamese life insurance company

Interlife John Hancock Assurance Public Company Limited	95		Bangkok, Thailand	Thai life insurance company

Manulife Europe Ruckversicherungs-Aktiengesellschaft	100		Cologne, Germany	European property and casualty reinsurance company

MFC Global Fund Management (Europe) Limited	100		London, England	Investment management company for Manulife
				Financial’s
				international funds

Manulife Alberta Limited	100		Calgary, Canada	Holding company for European financing
				subsidiary

MREFCP Trust	100		Toronto, Canada	Real estate trust

124     Principal Subsidiaries

As at December 31, 2004	Ownership	Equity
(Unaudited, Canadian $ in millions)	Percentage	Interest	Address	Description

MANULIFE FINANCIAL CORPORATION			Toronto, Canada	Publicly traded stock life insurance company

John Hancock Holdings (Delaware) LLC	100	$12,803	Wilmington, Delaware, U.S.A.	Holding company

John Hancock Financial Services, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company

John Hancock Life Insurance Company	100		Boston, Massachusetts, U.S.A.	Leading U.S.-based financial services company that offers a diverse range of financial protection products and wealth management services

John Hancock Variable Life Insurance Company	100			U.S.-based life insurance company that provides variable and universal life insurance policies, and annuity products in all states in the U.S. except New York

P.T. Asuransi Jiwa John Hancock Indonesia	100			Indonesian life insurance company

Independence Declaration Holdings LLC	100			Holding company

Declaration Management & Research LLC	100			Provides institutional investment advisory services

John Hancock Subsidiaries LLC	100			Holding company

John Hancock Financial Network, Inc.	100			Financial services distribution organization

The Berkeley Financial Group, LLC	100			Holding company

John Hancock Funds LLC	100			Mutual fund company

Hancock Natural Resource Group, Inc.	100			Manager of globally diversified timberland portfolios for public and corporate pension plans, high net-worth individuals, foundations and endowments

Independence Management Holdings LLC	100			Holding company

Independence Investment LLC	100			Provides institutional investment advisory services

First Signature Bank & Trust Company	100		Portsmouth, New Hampshire, U.S.A.	New Hampshire bank

John Hancock International, Inc.	100		Boston, Massachusetts, U.S.A.	Holding company

John Hancock TiAnan Life Insurance Company	50			Chinese life insurance company

John Hancock Canadian Holdings Limited	100		Halifax, Canada	Holding company

Old Maritime Corporation	100			Holding company

Principal Subsidiaries           125